 REPRESENTATION IN CONNECTION WITH 10F-3 PROCEDURES

I, Steve Ungerman, in my capacity as Chief Compliance Officer of JPMorgan China Region Fund, Inc ('the Fund'), hereby represent to the directors of the Fund that for the quarter ended 30th June 2014 and up to the date of this representation, the IPO investment detailed below was made in accordance with the Fund's Rule 10f-3 procedures as detailed in the Fund's Operating Manual. Such procedures were adopted by the Board of the Fund pursuant to Section 10(f) of the Investment Company Act of 1940 and Rule 10f-3 thereunder.

IPO Investment made in accordance with Rule 10f-3 procedures

Xunlei Limited (25 June 2014)

Further details of the investment on which the 10f-3 procedures were performed are attached for reference.

Steve M Ungerman
Chief Compliance Officer of the Fund

Date: August 2014